FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June, 2017

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐ No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ]

NATIONAL BANK OF GREECE

Athens, June 8th, 2017

ANNOUNCEMENT

The National Bank of Greece (the “Bank”) announces that, during its Board of Directors meeting held yesterday, the resignation of Mr. Stavros Koukos as non-executive Member of the Board of Directors was announced.

At the same time, in accordance with international best practices and the Bank’s standard commitment to assure maintenance of employee representation at the Board of Directors, the establishment in the Bank’s Corporate Governance Code of the position of Observer Employee Representative at the Board of Directors was decided.

Through the establishment of the aforementioned position, the National Bank of Greece proceeds in a pioneering initiative, demonstrating in practice the primary importance given to open, constant and fruitful collaboration among the Board of Directors, the Executive Management and the Employees, with a view to sustainable development of the Bank’s workings.

Finally, the Board of Directors extended a warm thank you to Mr. Koukos for his contribution over many years as a member of the Board of Directors and welcomed him in his new role as Observer Employee Representative.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: June 8th, 2017

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: June 8th, 2017

Director, Financial Division